October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Erin Martin

Re:	Landcadia Holdings III, Inc.
Registration Statement on Form S-1
Filed September 17, 2020, as amended
File No. 333-248856

Dear Ms. Erin Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Landcadia Holdings III, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on October 8, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 150 copies of the Preliminary Prospectus dated October 5, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director